CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities For Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) have been prepared and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available. Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Andrew W. Poon, CPA, CA
President & CEO	Interim CFO
March 9, 2022	March 9, 2022

Management’s Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Jerritt Canyon, which the Company acquired control on April 30, 2021. Jerritt Canyon’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 34%, 35%, 21% and 653%, respectively, of these consolidated annual financial statement amounts as of and for the year ended December 31, 2021. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

The Company's management assessed the effectiveness of the Company's Internal control over financial reporting as of the year ended December 31, 2021, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of the year ended December 31, 2021, the Company’s internal control over financial reporting was effective.

Deloitte LLP, an Independent Registered Public Accounting Firm, has audited the Company’s consolidated financial statements for the year ended December 31, 2021, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of the year ended December 31, 2021.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
First Majestic Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as at December 31, 2021 and 2020, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Jerritt Canyon Canada Ltd. (“Jerritt Canyon”) — Refer to Note 4 to the financial statements

Critical Audit Matter Description

On April 30, 2021 the Company completed the acquisition of 100% of Jerritt Canyon and recognized the assets acquired, including a mining interest, and liabilities assumed at fair value. In determining the fair value of mining interest management used an income approach (discounted cashflow) and a market approach which required management to make assumptions around future gold prices, quantities of reserves, expected future production costs and capital expenditures based on the life of mine plans, discount rate and the area-based resources multiples to determine exploration potential.

While there are several estimates and assumptions that are required to determine the fair value of the mining interest, the estimates and assumptions with the highest degree of subjectivity are future gold prices, discount rate and the area-based resources multiples. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future gold prices, discount rate and area-based resources multiples used to determine the fair value of the mining interest included the following, among others:

•Evaluated the effectiveness of the Company’s controls over management’s determination of estimates and assumptions relating to future gold prices, discount rate, and area-based resources multiples.

•With the assistance of fair value specialists, evaluated the reasonableness of:

◦Future gold prices by comparing forecasts to third party forecasts,

◦The discount rate by developing a range of independent estimates and comparing those to the discount rate selected by management, and

◦Area-based resources multiples applied to determine the valuation of the exploration potential by comparing to a range of comparable market transactions.

Primero Tax Rulings — Refer to Note 27(b) to the financial statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria (“SAT”). The dispute relates to the determination of the transfer price, which is based upon an Advanced Pricing Agreement ("APA") from the SAT, applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third party. In 2020, the Mexican Federal Court on Administrative Matters issued a decision nullifying the APA and directing the SAT to reexamine the evidence and basis for the issuance of the APA; the Company has appealed this decision to the Mexican Circuit Courts. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues based on market prices, the incremental income tax for the years 2010 - 2019 would be approximately $228.5 million, before interest and penalties, without any mitigating adjustments. The Company has not recognized a tax liability related to the Primero tax dispute with the SAT.

The evaluation of the accounting and the disclosure of the matter requires significant management judgment to determine the probability of having to pay incremental income tax. Auditing the accounting and the disclosures related to the tax matter required a high degree of auditor judgment due to the significant judgment by management and evaluating whether the audit evidence supports management’s position. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures relating to the evaluation of the accounting and disclosure related to the tax matter included the following, among others:

• Inquired of management to understand the developments of the tax dispute;

•Evaluated the effectiveness of management’s controls over the evaluation of the appropriateness of income tax filing positions and corresponding disclosures in the financial statements;

•Obtained and evaluated management’s assessment of the dispute, including analysis from the Company’s external counsel;

•With the assistance of tax specialists, analyzed the Company’s accounting position related to the tax dispute; and

•Evaluated the Company’s disclosures for consistency with our knowledge of the Company’s tax matters and audit evidence obtained.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 9, 2022
We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2021, of the Company and our report dated March 9, 2022, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Jerritt Canyon Canada Ltd. (“Jerritt Canyon”), which was acquired on April 30, 2021, and whose financial statements constitute 34% and 35% of total and net assets, respectively, 21% of revenues, and 653% of net profit/loss of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Jerritt Canyon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 9, 2022

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2021	2020

Revenues	6	$584,117	$363,876
Mine operating costs
Cost of sales	7	366,085	194,305
Cost of sales - standby costs	7	—	10,112
Depletion, depreciation and amortization		116,613	54,405
		482,698	258,822

Mine operating earnings		101,419	105,054

General and administrative expenses	8	27,063	24,855
Share-based payments		12,290	8,255
Mine holding costs	9	12,056	21,583
Loss on divestiture of exploration projects		—	3,685
Acquisition costs	4	1,973	—
Foreign exchange (gain) loss		(1,165)	6,319
Operating earnings		49,202	40,357

Unrealized loss on foreign currency derivatives		—	(982)
Investment and other (loss) income	10	(2,948)	5,127
Finance costs	11	(21,004)	(14,773)
Earnings before income taxes		25,250	29,729

Income taxes
Current income tax expense	23	49,283	9,966
Deferred income tax recovery	23	(19,110)	(3,324)
		30,173	6,642

Net (loss) earnings for the year		($4,923)	$23,087

(Loss) earnings per common share
Basic	12	($0.02)	$0.11
Diluted	12	($0.02)	$0.11

Weighted average shares outstanding
Basic	12	244,749,772	213,879,622
Diluted	12	244,749,772	215,878,829

Approved and authorized by the Board of Directors for issuance on March 9, 2022

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2021	2020

Net (loss) earnings for the year		($4,923)	$23,087

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net (loss) earnings:
Unrealized (loss) gain on fair value of investments in marketable securities, net of tax	14(b)	(12,456)	10,249
Realized (loss) gain on investments in marketable securities, net of tax	14(b)	(1,439)	211
Remeasurement of retirement benefit plan		95	(515)

Other comprehensive (loss) income		(13,800)	9,945

Total comprehensive (loss) income		($18,723)	$33,032

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2021	2020
Operating Activities
Net (loss) earnings for the year		($4,923)	$23,087
Adjustments for:
Depletion, depreciation and amortization		118,283	56,283
Share-based payments		12,290	8,255
Income tax expense		30,173	6,642
Finance costs	11	21,004	14,773
Acquisition costs	4	1,973	—
Loss of write-down of plant and equipment	10	2,501	—
Loss (gain) from marketable securities and silver futures derivatives		1,521	(4,051)
Loss on divestiture of exploration projects	15	—	3,894
Fair value adjustment on foreign currency derivatives		—	982
Unrealized foreign exchange gain		(6,067)	(2,522)
Operating cash flows before working capital and taxes		176,755	107,343
Net change in non-cash working capital items	26	(31,504)	(22,831)
Income taxes paid		(76,528)	(4,799)
Cash provided by operating activities		68,723	79,713

Investing Activities
Restricted cash acquired on the acquisition of Jerritt Canyon	4	30,000	—
Reclassification to restricted cash related to the acquisition of Jerritt Canyon	18	(12,574)	—
Expenditures on mining interests		(132,409)	(68,647)
Acquisition of property, plant and equipment		(56,558)	(43,322)
Deposits paid for acquisition of non-current assets		(7,839)	(13,846)
Jerritt Canyon acquisition costs, net of cash acquired	4	(948)	—
Acquisition of Springpole Silver Stream	15(d)	—	(2,521)
Other	26	(425)	1,221
Cash used in investing activities		(180,753)	(127,115)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	24(a)	66,674	126,132
Proceeds from 2021 convertible debenture, net of transaction costs	20(a)	222,776	—
Payment for redemption of 2018 convertible debenture	20(a)	(171,841)	—
Proceeds from exercise of stock options		21,793	14,011
Repayment of lease liabilities	21	(9,287)	(7,706)
Finance costs paid		(4,326)	(4,200)
Proceeds from debt facilities	20(b)	30,000	10,000
Repayment of debt facilities	20(b)	(40,000)	(19,969)
Dividends declared and paid	24(g)	(3,930)	—
Shares repurchased and cancelled	24(f)	(42)	(1,694)
Cash provided by financing activities		111,817	116,574

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(439)	397
(Decrease) increase in cash and cash equivalents		(213)	69,172
Cash and cash equivalents, beginning of the year		238,578	169,009
Cash and cash equivalents, end of year		$237,926	$238,578

Cash		$237,926	$207,132
Short-term investments		—	31,446
Cash and cash equivalents, end of year		$237,926	$238,578

Supplemental cash flow information	26

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2021 AND 2020
Audited Consolidated Financial Statements	(In thousands of US dollars)
The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2021	December 31, 2020
Assets

Current assets
Cash and cash equivalents		$237,926	$238,578
Restricted cash	18(a)	12,570	—
Trade and other receivables		7,729	4,271
Value added taxes receivable	25	46,531	41,641
Inventories	13	60,613	32,512
Other financial assets	14	26,486	36,319
Prepaid expenses and other		5,352	2,725
Total current assets		397,207	356,046

Non-current assets
Mining interests	15	1,048,530	509,730
Property, plant and equipment	16	449,237	258,220
Right-of-use assets	17	29,225	14,330
Deposits on non-current assets		10,949	14,246
Non-current restricted cash	18(b)	115,012	—
Non-current value added taxes receivable	25(c)	572	15,301
Deferred tax assets	23	74,257	69,644
Total assets		$2,124,989	$1,237,517

Liabilities and Equity

Current liabilities
Trade and other payables	19	$120,666	$76,002
Unearned revenue	6	12,226	2,717
Current portion of debt facilities	20	125	10,975
Current portion of lease liabilities	21	11,825	5,358
Income taxes payable	23	27,980	6,574
Total current liabilities		172,822	101,626

Non-current liabilities
Debt facilities	20	181,108	141,733
Lease liabilities	21	28,036	15,217
Decommissioning liabilities	22	153,607	51,471
Other liabilities		5,797	5,406
Non-current income taxes payable	23	21,812	23,099
Deferred tax liabilities	23	150,836	48,729
Total liabilities		$714,018	$387,281

Equity
Share capital		1,659,781	1,087,139
Equity reserves		98,943	101,997
Accumulated deficit		(347,753)	(338,900)
Total equity		$1,410,971	$850,236
Total liabilities and equity		$2,124,989	$1,237,517

Commitments (Note 15; Contingencies (Note 27); Subsequent event (Note 30)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)
The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2019	208,112,072	$933,182	$74,060	($2,532)	$19,164	$90,692	($361,553)	$662,321
Net earnings for the year	—	—	—	—	—	—	23,087	23,087
Other comprehensive income	—	—	—	9,945	—	9,945	—	9,945
Total comprehensive income	—	—	—	9,945	—	9,945	23,087	33,032
Share-based payments	—	—	8,255	—	—	8,255	—	8,255
Shares issued for:
Prospectus offerings (Note 24(a))	10,654,338	126,132	—	—	—	—	—	126,132
Exercise of stock options (Note 24(b))	2,473,906	19,914	(5,903)	—	—	(5,903)	—	14,011
Acquisition of Springpole Silver Stream (Note 15(d))	805,698	7,479	—	—	—	—	—	7,479
Acquisition of mining interests	66,997	700	—	—	—	—	—	700
Settlement of restricted share units (Note 24(c))	127,000	992	(992)	—	—	(992)	—	—
Shares repurchased and cancelled (Note 24(f))	(275,000)	(1,260)	—	—	—	—	(434)	(1,694)
Balance at December 31, 2020	221,965,011	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236

Net loss for the year	—	—	—	—	—	—	(4,923)	(4,923)
Other comprehensive loss	—	—	—	(13,800)	—	(13,800)	—	(13,800)
Total comprehensive loss	—	—	—	(13,800)	—	(13,800)	(4,923)	(18,723)
Share-based payments	—	—	12,421	—	—	12,421	—	12,421
Shares issued for:
Acquisition of Jerritt Canyon (Note 4)	26,719,727	416,561	23,150	—	—	23,150	—	439,711
Sprott private placement (Note 4)	1,705,514	26,589	—	—	—	—	—	26,589
Prospectus offerings (Note 24(a))	4,225,000	66,674	—	—	—	—	—	66,674
Debt settlement (Note 20)	2,579,093	27,733	—	—	(46,127)	(46,127)	—	(18,394)
Exercise of stock options (Note 24(b))	2,502,234	30,436	(8,643)	—	—	(8,643)	—	21,793
Acquisition of Springpole Silver Stream (Note 15(d))	287,300	3,750	—	—	—	—	—	3,750
Settlement of restricted share units (Note 24(c) and 24(e))	73,692	941	(963)	—	—	(963)	—	(22)
Equity component of convertible notes, net of tax (Note 20)	—	—	—	—	30,908	30,908	—	30,908
Shares repurchased and cancelled (Note 24(f))	(6,913)	(42)	—	—	—	—	—	(42)
Dividend declared and paid (Note 24(g))	—	—	—	—	—	—	(3,930)	(3,930)
Balance at December 31, 2021	260,050,658	$1,659,781	$101,385	($6,387)	$3,945	$98,943	($347,753)	$1,410,971

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines, three mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine and the recently acquired Jerritt Canyon Gold Mine in Nevada, USA (see Note 4). In addition, the Company owns four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine, and several exploration stage projects.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value such as other financial assets (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 28). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2021 and 2020 were approved and authorized for issue by the Board of Directors on March 9, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its audited annual consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board ("IASB") that were effective for annual periods that begin on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

New and amended IFRS standards that are effective for the current year (continued)

Interest Rate Benchmark Reform - Phase 2(Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

Business Combinations

Accounting Policy:
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:
Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

In 2021, the Company concluded that Jerritt Canyon Canada Ltd. ("Jerritt Canyon") met the definition of a business and, accordingly, the acquisition was accounted for as a business combination (Note 4).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Business Combinations (continued)

Accounting Estimates and Judgments:
Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

     (i) The identifiable assets acquired and liabilities assumed;
     (ii) The consideration transferred in exchange for an interest in the acquiree;
     (iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in these audited consolidated financial statements.

Accounting Estimates and Judgments:
Consideration for the acquisition of Jerritt Canyon

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and warrants transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Business Combinations (continued)

Accounting Estimates and Judgments:
Determining what is part of the business combination in the acquisition of Jerritt Canyon

The Company needs to assess if other arrangement(s) or transaction(s) shall be recognized as part of applying the acquisition method. To determine if the arrangement(s) or transaction(s), is(are) part of the business combination, the Company considers the following factors:

       (i) The reasons for the arrangement(s) or transaction(s);
       (ii) Who initiated the arrangement(s) or transaction(s); and
       (iii) The timing of the arrangement(s) or transaction(s).

Management applied judgment based on the above criteria to determine if private placement shares included as part of the acquisition of Jerritt Canyon were a part of the business combination.

Goodwill

Accounting Policy:	Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2021, the Company had $nil goodwill (2020 - $nil).
Foreign Currency

Accounting Policy:
The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Revenue Recognition (Note 6)

Accounting Policy:	The Company's primary product is silver and gold. Other metals, such as lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:
Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Inventories (Note 13)

Accounting Policy:
Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Stockpiled ore tonnage and head grades are verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Exploration Potential, Exploration and Evaluation Expenditures (Note 15)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:
• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less accumulated transfers to producing mineral properties and impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation assets include exploration potential which represents the potential additional mineralization beyond the existing known reserves and resources of a producing mineral property which the Company gain access through acquiring the mineral rights and/or concessions. The exploration potential is recorded at cost less accumulated transfers to producing mineral properties and accumulated impairment losses, if any. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the exploration and evaluation asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Exploration Potential, Exploration and Evaluation Expenditures (continued)

Accounting Estimates and Judgments:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, exploration plans and results, accessible facilities and existing permits.

Mining Interests (Note 15)

Accounting Policy:
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Mining Interests (continued)

Accounting Estimates and Judgments:
Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

Accounting Estimates and Judgments:
Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Stream Asset (Note 15)

Accounting Policy:
A stream asset is a long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, it is recorded at cost and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Property, Plant and Equipment (Note 16)

Accounting Policy:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and reclassified to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:
Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill . Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
• the mine or mill has reached a pre-determined percentage of design capacity;
• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
• the completion of a reasonable period of testing of the mine plant and equipment;
• the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);
• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
• mineral recoveries are at or near the expected production levels.

Accounting Estimates and Judgments:
Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are determined based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Borrowing Costs

Accounting Policy:	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2021 and 2020, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 17) and Lease Liabilities (Note 21)

Accounting Policy:
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:
• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
• the amount expected to be payable by the lessee under residual value guarantees;
• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Lease payments included in the measurement of the lease liability comprise:
• fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
• variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
• the amount expected to be payable by the lessee under residual value guarantees;
• the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
• payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
• the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
• the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
• a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Right of Use Assets (Note 17) and Lease Liabilities (Note 21) (continued)

Accounting Policy:
The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Impairment of Non-Current Assets

Accounting Policy:	At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Impairment of Non-Current Assets (continued)

Accounting Estimates and Judgments:
Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management considers includes the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

The Company did not identify any indicators of potential impairment or impairment reversal on its non-current assets and CGUs during the years ended December 31, 2021 and 2020.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Share-based Payment Transactions (Note 24(b))

Accounting Policy:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Share-based Payment Transactions (Note 24(b)) (continued)

Accounting Estimates and Judgments:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Taxation (Note 23)

Accounting Policy:
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Policy (continued):
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Taxation (Note 23) (continued)

Accounting Estimates and Judgments:
Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:
Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents

Accounting Policy:	Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Accounting Estimates and Judgments:	Determination and classification of current and non-current restricted cash (Note 18)

The Company determines if the funds on hand and held at banks meets the definition of cash or cash equivalents. When there is a restriction on those funds, the Company assesses the nature of the restriction and if it is applicable, excludes the related amounts from the cash and cash equivalents balance. The Company then assesses the classification of the restricted cash between current and non-current based on the following factors:
•an asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•it expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Financial Instruments

Accounting Policy:	Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (Note 14).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 24. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:
Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 25. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (Note 20) and lease liabilities (Note 21).

Provisions (Note 22)

Accounting Policy:	Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:
Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Earnings or Loss per Share (Note 12)

Accounting Policy:	Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options, restricted share units, convertible debt and share purchase warrants. Diluted earnings or loss per share is calculated using the treasury stock method and assumes the receipt of proceeds upon exercise of the options with exercise prices below the average market price to determine the number of shares assumed to be purchased at the average market price during the period.
Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021 (continued)

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

4. ACQUISITION OF JERRITT CANYON CANADA LTD.
Description of the Transaction
On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares") and five million common share purchase warrants (the "Consideration Warrants"), each exercisable for one common share of the Company at a price of $20 per share for a period of three years from the date of acquisition on April 30, 2021 (the “Acquisition Date”). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax ("Triggered Tax") due by Jerritt Canyon Canada as a result of a reorganization completed prior to the acquisition of the Jerritt Canyon Gold Mine. Pursuant to the Acquisition Agreement, the Purchase Price is increased to the extent the Triggered Tax is less than $60 million (“Triggered Tax Adjustment”) and decreased to the extent the working capital (the “Working Capital Adjustment”) of Jerritt Canyon is less than zero. The amount of such tax liability was $45.2 million and has been paid from the Escrowed Funds. As of April 30, 2021, Jerritt Canyon had a preliminary negative working capital of $2.8 million. As at December 31, 2021, the Working Capital Adjustment and Triggered Tax Adjustment had not been finally determined and $12.6 million remains in escrow pending such determination.

4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Description of the Transaction (continued)
Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd. The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world class mining jurisdiction to the Company's portfolio.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Acquisition Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the April 30, 2021 opening share price of common shares, the total consideration of the Jerritt Canyon acquisition is $478.9 million. The Company began consolidating the operating results, cash flows and net assets of Jerritt Canyon from April 30, 2021 onwards.
The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. The Company is completing a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired using income, market, and cost valuation methods with the assistance of an independent third party. As of the date of these consolidated financial statements, the allocation of purchase price with respect to the fair value increment of assets acquired and liabilities assumed have been updated to reflect new information obtained which existed at the Acquisition Date.

The fair value of assets acquired, and liabilities assumed are subject to change for up to one year from the Acquisition Date. The Company is finalizing its full and detailed assessment of the fair value of the net assets of Jerritt Canyon acquired. As stated above, the Triggered Tax Adjustment and the Working Capital Adjustment, as well as any consequential impact on the deferred tax liabilities, have yet to be finally determined. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price consideration may result in material adjustments to the amounts shown in these audited consolidated financial statements.

4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $478.9 million on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Estimated Triggered Tax Adjustment	12,570
Total consideration	$478,870

(1)Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2)The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method at the Jerritt Canyon Acquisition Date, using the following assumptions:

Stock price (as of opening on April 30, 2021)	$15.59
Exercise price of Consideration Warrants	$20.00
Term (years)	3
Volatility	55%
Annual rate of quarterly dividends	0%
Discount rate - bond equivalent yield	0.5%
Total fair value of warrants	$23,150

4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)
Consideration and Purchase Price Allocation (continued)
The following table summarizes the preliminary and revised purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the acquisition date:

Allocation of Purchase Price
	Preliminary as reported June 30, 2021	Adjustments	Revised as reported December 31, 2021
Cash and cash equivalents	$1,025	$—	$1,025
Inventories	19,304	—	19,304
Trade and other receivables	135	(63)	72
Other financial assets	3,581	—	3,581
Prepaid expenses	1,662	62	1,724
Restricted cash(1)	96,985	—	96,985
Mining interest	409,930	22,729	432,659
Property, plant and equipment	224,034	(48,307)	175,727
Deposit on non-current assets	128	—	128
Trade and other payables	(27,159)	3,974	(23,185)
Lease liabilities(3)	(2,194)	—	(2,194)
Income taxes payable	(47,185)	1,866	(45,319)
Contingent environmental provision(2)	(17,900)	17,900	—
Decommissioning liabilities(2)	(87,705)	16,570	(71,135)
Deferred tax liabilities	(98,186)	(12,316)	(110,502)
Net assets acquired	$476,455	$2,415	$478,870
(1) Restricted cash includes $30.0 million proceeds from the issuance of Private Placement Shares which were deposited into the Escrowed Funds and $67.0 million in non-current environmental reclamation bonds.
(2) Decommissioning liabilities include funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment costs at Jerritt Canyon, which were previously reported as a contingent environmental provision.
3) Lease liabilities are defined per Note 21.

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future gold prices, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the acquisition date. The discounted future cash flow models used a 5.1% discount rate based on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Short-term and long-term gold price	$1,750
Discount rate	5.1%
Mine life (years)	11
Average gold grade over life of mine	6.0 g/t
Average gold recovery rate	86%
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions within the industry on a dollar per square kilometres basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $298,524 per square kilometre for a total of $92.0 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.
4. ACQUISITION OF JERRITT CANYON CANADA LTD. (continued)

Financial and operating results of Jerritt Canyon are included in the Company’s consolidated financial statements effective April 30, 2021. During the year ended December 31, 2021, the acquisition of Jerritt Canyon contributed $123.8 million of revenues and $32.1 million of net loss to the Company’s financial results since April 30, 2021.

Had the business combination been effected at January 1, 2021, pro forma revenues and net loss of the Company for the year ended December 31, 2021 would have been $636.4 million and $26.5 million, respectively. Total transaction costs of $2.0 million related to the acquisition were expensed during the year.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the year ended December 31, 2021, the Company's significant reporting segments includes its three operating mines in Mexico, the recently acquired Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Year Ended December 31, 2021 and 2020		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2021	$275,463	$132,550	$44,859	$98,054	$56,385
	2020	217,576	110,782	33,738	73,056	43,772
Santa Elena	2021	117,303	77,126	17,536	22,641	67,453
	2020	76,051	52,990	10,472	12,589	33,739
La Encantada	2021	81,738	45,350	8,123	28,265	11,355
	2020	73,632	37,794	8,265	27,573	10,733
Non-producing Properties	2021	—	—	418	(418)	1,977
	2020	183	1,362	848	(2,027)	4,338
United States
Jerritt Canyon	2021	123,808	117,324	43,511	(37,027)	46,408
	2020	—	—	—	—	—
Others(1)	2021	10,882	6,073	2,166	2,643	36,190
	2020	2,251	4,173	1,082	(3,004)	32,453
Intercompany elimination(2)	2021	(25,077)	(12,338)	—	(12,739)	—
	2020	(5,817)	(2,684)	—	(3,133)	—
Consolidated	2021	$584,117	$366,085	$116,613	$101,419	$219,768
	2020	$363,876	$204,417	$54,405	$105,054	$125,036
(1) The "Others" segment includes revenues of $10.9 million from coins and bullion sales of 349,278 silver ounces at an average price of $31.16 per ounce.
(2) Effective January 1, 2021, the Company is presenting its segment revenue, cost of sales and mine operating earnings (loss) on a gross basis, with a new line item to reflect intercompany eliminations. The segmented information for the comparative periods have been adjusted to reflect this change for consistency.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION (continued)

During the year ended December 31, 2021, the Company had three (December 31, 2020 - three) customers that accounted for 99% (2020 - 99%) of its sales revenue, with one major metal broker accounting for 93% of total revenue (2020 - 92%).

At December 31, 2021 and 2020		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2021	$213,526	$29,186	$105,473	$348,185	$495,479	$119,764
	2020	204,592	17,179	112,105	333,876	439,145	105,462
Santa Elena	2021	97,271	31,067	64,843	193,181	257,244	66,795
	2020	52,892	33,951	49,245	136,088	166,525	33,467
La Encantada	2021	25,827	4,640	20,680	51,147	114,634	35,245
	2020	25,865	2,955	16,555	45,375	99,185	29,354
Non-producing Properties	2021	106,215	38,752	27,180	172,147	215,725	31,760
	2020	108,837	37,004	29,888	175,730	219,109	40,274
United States
Jerritt Canyon	2021	362,811	104,431	172,857	640,099	733,725	233,484
	2020	—	—	—	—	—	—
Others	2021	—	34,804	58,204	93,008	308,182	226,970
	2020	—	26,455	50,427	76,882	313,553	178,724
Consolidated	2021	$805,649	$242,881	$449,237	$1,497,767	$2,124,989	$714,018
	2020	$392,185	$117,545	$258,220	$767,950	$1,237,517	$387,281

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
6. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the year are summarized as follows:

	Year Ended December 31,
	2021		2020
Gross revenue from payable metals:
Silver	$307,304	52%	$242,338	66%
Gold	279,921	48%	124,264	34%
Lead	—	0%	74	0%
Gross revenue	587,225	100%	366,676	100%
Less: smelting and refining costs	(3,108)		(2,800)
Revenues	$584,117		$363,876

As at December 31, 2021, the Company had $12.2 million of unearned revenue (December 31, 2020 - $2.7 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2021, the Company delivered 5,327 ounces (2020 - 5,697 ounces) of gold to Sandstorm at an average price of $467 per ounce (2020 - $463 per ounce).

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. During the year ended December 31, 2021, the Company had accrued $1.0 million (2020 - $nil) in NSR from the production of Ermitaño in November and December of 2021 to be paid in the first quarter of 2022.

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at December 31, 2021 was 70:1.

During the year ended December 31, 2021, the Company delivered 48,015 ounces (2020 - 38,604 ounces) of gold to WPMI at $617 (2020 - $610) per ounce, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2021 Third Quarter Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2021	2020
Consumables and materials	$78,463	$36,760
Labour costs	194,846	103,075
Energy	42,881	25,075
Other costs	27,011	11,275
Production costs	$343,201	$176,185
Transportation and other selling costs	2,739	2,288
Workers participation costs	15,939	14,245
Environmental duties and royalties	5,835	2,010
Inventory changes	(2,304)	(423)
Other	675	—
Cost of Sales	$366,085	$194,305

Cost of Sales - Standby Costs(1)	$—	$10,112

(1) Cost of sales for the year ended December 31, 2020 included standby costs of $10.1 million, primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines due to temporary suspensions following Mexico’s Ministry of Health’s Federal Decree requiring all non-essential businesses, including mining, to temporarily suspend activities throughout most of April and May in response to the global pandemic. In addition, the Company incurred $2.0 million in standby costs related to the 13-day union work stoppage at San Dimas in June 2020.

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2021	2020
Corporate administration	$7,806	$5,012
Salaries and benefits	11,636	11,271
Audit, legal and professional fees	4,619	5,353
Filing and listing fees	506	499
Directors fees and expenses	826	842
Depreciation	1,670	1,878
	$27,063	$24,855

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
9. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Year Ended December 31,
	2021	2020
Del Toro	$3,385	$7,999
La Parrilla	3,278	5,563
San Martin	2,597	5,265
La Guitarra	2,796	2,757
	$12,056	$21,583

10. INVESTMENT AND OTHER (LOSS) INCOME

The Company’s investment and other (loss) income are comprised of the following:

	Year Ended December 31,
	2021	2020
(Loss) gain from investment in marketable securities (Note 14(a))	($2,054)	$1,973
Loss on write-down of plant and equipment(1)(2)	(2,501)	—
Gain from investment in silver futures derivatives	532	2,079
Interest income and other	1,075	1,075
	($2,948)	$5,127
(1) In March 2021, the Company entered into an agreement with Condor Gold PLC ("Condor") to sell its AG Mill equipment for gross proceeds of $6.5 million, including $3.5 million in cash and $3.0 million in common shares of Condor. During the year ended December 31, 2021, the Company completed the sale and recognized a loss of $2.1 million, being the difference between the proceeds of disposal and the carrying amount of the project's net assets, as loss on write-down of plant and equipment.
(2) In May 2021, the Company entered into an agreement with Capstone Mining Corp. to sell certain mill equipment for gross proceeds of $6.4 million in cash, of which $5.7 million has been received as at December 31, 2021. No gain or loss was recognized as part of this transaction as the equipment was sold at cost.

11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the year are summarized as follows:

	Year Ended December 31,
	2021	2020
Debt facilities(1) (Note 20)	$10,541	$10,593
Lease liabilities (Note 21)	2,013	1,479
Loss on settlement of senior convertible note(2) (Note 20(a))	4,642	—
Accretion of decommissioning liabilities	3,228	2,362
Silver sales and other	580	339
	$21,004	$14,773
(1) During the year ended December 31, 2021, finance costs for debt facilities include non-cash accretion expense of $7.2 million (2020 - $6.8 million).
(2) In December 2021, the Company closed an offering of $200.0 million aggregate principal amount of unsecured senior convertible notes plus an additional over-allotment option of $30 million which it used to repurchase the outstanding 2018 senior convertible notes (Note 20 (a)). The repurchase generated a loss due to the difference between the cash paid to repurchase and cancel the 2018 senior convertible notes, compared to the carrying value of the notes on the date of settlement.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
12. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings or loss per share adjusts basic net earnings per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the years ended December 31, 2021 and 2020 are as follows:

	Year Ended December 31,
	2021	2020
Net (loss) earnings for the year	($4,923)	$23,087

Weighted average number of shares on issue - basic	244,749,772	213,879,622
Impact of effect on dilutive securities:
Stock options	—	1,705,689
Restricted, performance and deferred share units	—	293,518
Weighted average number of shares on issue - diluted(1)	244,749,772	215,878,829

(Loss) earnings per share - basic and diluted	($0.02)	$0.11
(1)For the year ended December 31, 2021, diluted weighted average number of shares excluded 2,014,379 (2020 - 2,666,819) options, 5,000,000 (2020 - nil) warrants, 701,250 restricted and performance share units (2020 - nil), 16,327,598 (2020 - 16,327,598) common shares issuable under the 2018 convertible debentures and 13,888,895 common shares issuable under the 2021 convertible debentures (2020- nil) (Note 20(a)) that were anti-dilutive.

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	December 31, 2021	December 31, 2020
Finished goods - doré	$3,735	$2,812
Work-in-process	6,409	2,780
Stockpile	9,015	1,336
Silver coins and bullion	10,790	956
Materials and supplies	30,664	24,628
	$60,613	$32,512

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2021 mineral inventories, which consist of stockpile, work‐in‐process and finished goods, include a $7.5 million (2020 - $nil) write‐down which was recognized in cost of sales during the year.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
14. OTHER FINANCIAL ASSETS

As at December 31, 2021, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	December 31, 2021	December 31, 2020
FVTPL marketable securities (a)	$10,851	$13,876
FVTOCI marketable securities (b)	15,635	22,443
Total other financial assets	$26,486	$36,319

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss in marketable securities designated as FVTPL for the year ended December 31, 2021 was $2.1 million (2020 - gain of $2.0 million), and was recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the year ended December 31, 2021 was a loss of $13.9 million (2020 - gain of $10.5 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31, 2021	December 31, 2020
Depletable properties	$805,649	$392,185
Non-depletable properties (exploration and evaluation costs, exploration potential)	242,881	117,545
	$1,048,530	$509,730

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)
Depletable properties are allocated as follows

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2019	$220,658	$61,654	$111,590	$—	$494,132	$888,034
Additions	21,263	6,218	4,201	—	—	31,682
Change in decommissioning liabilities (Note 22)	4,527	1,191	2,049	—	3,059	10,826
Transfer from exploration properties	3,645	4,229	472	—	—	8,346
At December 31, 2020	$250,093	$73,292	$118,312	$—	$497,191	$938,888
Additions	34,894	16,150	2,546	16,618	—	70,208
Acquisition of Jerritt Canyon (Note 4)	—	—	—	340,652	—	340,652
Change in decommissioning liabilities (Note 22)	1,209	2,177	584	28,799	(2,623)	30,147
Transfer from exploration properties	—	34,302	1,293	—	—	35,595
At December 31, 2021	$286,196	$125,921	$122,735	$386,069	$494,569	$1,415,490
Accumulated depletion, amortization and impairment
At December 31, 2019	($27,225)	($16,608)	($88,499)	$—	($388,354)	($520,686)
Depletion and amortization	(18,277)	(3,792)	(3,948)	—	—	(26,017)
At December 31, 2020	($45,502)	($20,400)	($92,447)	$—	($388,354)	($546,703)
Depletion and amortization	(27,169)	(8,250)	(4,461)	(23,258)	—	(63,138)
At December 31, 2021	($72,671)	($28,650)	($96,908)	($23,258)	($388,354)	($609,841)

Carrying values
At December 31, 2020	$204,592	$52,892	$25,865	$—	$108,837	$392,185
At December 31, 2021	$213,526	$97,271	$25,827	$362,811	$106,215	$805,649
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Jerritt Canyon(c)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(d)	Total
At December 31, 2019	$8,699	$18,592	$1,104	$—	$32,938	$34,710	$—	$96,043
Exploration and evaluation expenditures	12,125	19,588	2,323	—	4,066	1,142	4,356	43,601
Change in decommissioning liabilities (Note 22)	—	—	—	—	—	59	—	59
Sale of exploration project	—	—	—	—	—	(13,812)	—	(13,812)
Transfer to producing properties	(3,645)	(4,229)	(472)	—	—	—	—	(8,346)
At December 31, 2020	$17,179	$33,951	$2,955	$—	$37,004	$22,099	$4,356	$117,545
Exploration and evaluation expenditures	12,007	31,418	2,978	12,424	1,748	985	7,500	69,060
Change in decommissioning liabilities (Note 22)	—	—	—	—	—	(136)	—	(136)
Acquisition of Jerritt Canyon (Note 4)	—	—	—	92,007	—	—	—	92,007
Transfer to producing properties	—	(34,302)	(1,293)	—	—	—	—	(35,595)
At December 31, 2021	$29,186	$31,067	$4,640	$104,431	$38,752	$22,948	$11,856	$242,881
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects, as well as the Plomosas project which was sold during 2020.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

(a)San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at December 31, 2021 was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. During the year ended December 31, 2021, the Company had accrued $1.0 million (2020 - $nil) in NSR from the production of Ermitaño in November and December of 2021 to be paid in the first quarter of 2022.

(c) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.5% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

As at December 31, 2021, total NSR royalty accrual outstanding was $0.1 million (2020 -$nil).

(d) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)
(d) Springpole Silver Stream, Ontario, Canada (continued)

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at December 31, 2021, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.
First Mining is a related party with one independent board member who is also a director and/or officer of First Majestic.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)(3)	Other	Total
Cost
At December 31, 2019	$198,412	$456,655	$27,645	$24,438	$707,150
Additions	—	2,096	47,266	391	49,753
Transfers and disposals	917	9,873	(19,242)	3,822	(4,630)
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273
Additions	34	2,974	77,151	341	80,500
Acquisition of Jerritt Canyon (Note 4)	32,992	137,219	4,337	1,179	175,727
Transfers and disposals	12,602	15,645	(46,706)	3,412	(15,047)
At December 31, 2021	$244,957	$624,462	$90,451	$33,583	$993,453

Accumulated depreciation, amortization and impairment
At December 31, 2019	($129,040)	($326,300)	$—	($15,171)	($470,511)
Depreciation and amortization	(4,188)	(19,833)	—	(2,555)	(26,576)
Transfers and disposals	72	2,754	—	208	3,034
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)
Depreciation and amortization	(13,923)	(33,137)	—	(2,899)	(49,959)
Transfers and disposals	—	1,637	—	240	1,877
Loss on disposal of equipment	—	—	—	(2,081)	(2,081)
At December 31, 2021	($147,079)	($374,879)	$—	($22,258)	($544,216)

Carrying values
At December 31, 2020	$66,173	$125,245	$55,669	$11,133	$258,220
At December 31, 2021	$97,878	$249,583	$90,451	$11,325	$449,237

(1) Included in land and buildings is $11.2 million (2020 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.
(3) Transfers and disposals in construction in progress includes the sale of the AG mill and certain mill equipment to Condor Gold PLC and Capstone Mining Corp. as disclosed in Note 10.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2019	$136,303	$90,762	$137,302	$—	$297,240	$45,543	$707,150
Additions	10,384	7,933	4,209	—	272	26,955	49,753
Transfers and disposals	41	(1,364)	1,999	—	(3,751)	(1,555)	(4,630)
At December 31, 2020	$146,728	$97,331	$143,510	$—	$293,761	$70,943	$752,273
Additions(2)	9,484	19,885	5,831	17,366	229	27,705	80,500
Acquisition of Jerritt Canyon (Note 4)	—	—	—	175,727	—	—	175,727
Transfers and disposals	2,316	5,381	1,377	(8)	(8,184)	(15,929)	(15,047)
At December 31, 2021	$158,528	$122,597	$150,718	$193,085	$285,806	$82,719	$993,453

Accumulated depreciation, amortization and impairment
At December 31, 2019	($19,747)	($42,975)	($122,566)	$—	($266,190)	($19,033)	($470,511)
Depreciation and amortization	(15,032)	(6,451)	(2,646)	—	(592)	(1,855)	(26,576)
Transfers and disposals	156	1,340	(1,743)	—	2,909	372	3,034
At December 31, 2020	($34,623)	($48,086)	($126,955)	$—	($263,873)	($20,516)	($494,053)
Depreciation and amortization	(17,801)	(6,997)	(2,259)	(20,228)	(266)	(2,408)	(49,959)
Transfers and disposals	(631)	(2,671)	(824)	—	5,513	490	1,877
Write-down on assets held-for-sale	—	—	—	—	—	(2,081)	(2,081)
At December 31, 2021	($53,055)	($57,754)	($130,038)	($20,228)	($258,626)	($24,515)	($544,216)

Carrying values
At December 31, 2020	$112,105	$49,245	$16,555	$—	$29,888	$50,427	$258,220
At December 31, 2021	$105,473	$64,843	$20,680	$172,857	$27,180	$58,204	$449,237

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
17. RIGHT-OF-USE ASSETS (continued)

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2019	$4,207	$7,812	$15	$12,034
Additions	1,939	554	—	2,494
Remeasurements	2,789	(10)	—	2,779
Depreciation and amortization	(848)	(2,106)	(7)	(2,961)
Disposals	—	(16)	—	(16)
At December 31, 2020	$8,087	$6,234	$8	$14,330
Additions	1,294	17,560	—	18,854
Remeasurements	363	1,668	—	2,031
Depreciation and amortization	(1,325)	(4,520)	(7)	(5,851)
Disposals	(117)	(23)	—	(139)
At December 31, 2021	$8,302	$20,921	$2	$29,225

18. RESTRICTED CASH

Restricted cash is comprised of the following:

(a)Current
As part of the acquisition of Jerritt Canyon (Note 4), the Company was required to hold certain funds in escrow to settle the payment for Triggered Tax provisions along with any adjustments to working capital. As at December 31, 2021, $12.6 million (2020 - $nil) remains in escrow which the Company expects to be settled within the next twelve months.

(b)Non-Current

	December 31, 2021	December 31, 2020
Nevada Division of Environmental Protection bond(1)	$39,727	$—
Chartis Commutation Account(2)	27,275	—
SAT Primero tax dispute(3)	48,010	—
	$115,012	$—

1.Jerritt Canyon is required to provide a surety bond to the Nevada Division of Environmental Protection ("NDEP") and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this surety requirement, the Company has on deposit $39.7 million in money market accounts. The money market account principal balance plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations.
2.The Company owns an environmental risk transfer program (the "ERTP") for Jerritt Canyon from American Insurance Group ("AIG"). As part of the ERTP, $27.3 million is on deposit in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company can elect to extinguish all rights under the policy, which would release AIG from reclamation cost and financial assurance liabilities, and substitute with replacement bonds. AIG would pay Jerritt Canyon the remaining balance in the Commutation Account.
3.In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") in relation to the advanced pricing agreement (Note 27(b)), the tax authority has frozen a PEM bank account with funds of $48.0 million (989.9 million MXN) as a guarantee against certain disputed tax assessments. This balance consists of Value Added Tax ("VAT") refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and has challenged it through the relevant legal channels.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
19. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2021	December 31, 2020
Trade payables	$41,827	$31,262
Trade related accruals	30,621	18,635
Payroll and related benefits	28,162	21,427
Estimated Triggered Tax Adjustment and Working Capital Adjustment payable, net (Note 4)	12,570	—
NSR royalty liabilities (Notes 15(b)(c))	1,147	—
Environmental duty and net mineral sales proceeds tax	3,281	2,156
Other accrued liabilities	3,058	2,522
	$120,666	$76,002

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2021 and year ended December 31, 2020, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2019	$136,607	$19,211	$155,818
Finance costs
Interest expense	2,984	763	3,747
Accretion	6,168	678	6,846
Proceeds from drawdown of revolving credit facility	—	10,000	10,000
Repayments of principal	—	(19,969)	(19,969)
Payments of finance costs	(2,934)	(800)	(3,734)
Balance at December 31, 2020	$142,825	$9,883	$152,708
Gross proceeds from debt financing	$230,000	$—	$230,000
Portion allocated to equity reserves from debt financing	(42,340)	—	($42,340)
Finance costs
Interest expense	2,846	537	3,383
Accretion	6,809	349	7,158
Proceeds from drawdown of revolving credit facility	—	30,000	30,000
Repayments of principal	(125,576)	(40,000)	(165,576)
Conversion of senior convertible notes to common shares	(23,230)	—	(23,230)
Transaction costs	(7,224)	(101)	(7,325)
Payments of finance costs	(2,932)	(612)	(3,544)
Balance at December 31, 2021	$181,178	$56	$181,234

Statements of Financial Position Presentation
Current portion of debt facilities	$1,092	$9,883	$10,975
Non-current portion of debt facilities	141,733	—	141,733
Balance at December 31, 2020	$142,825	$9,883	$152,708
Current portion of debt facilities	$69	$56	$125
Non-current portion of debt facilities	181,108	—	181,108
Balance at December 31, 2021	$181,178	$56	$181,234

(a)Convertible Debentures
2018 Senior Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Existing Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Existing Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Existing Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Existing Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Existing Notes may be entitled to an increased conversion rate.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)

The Company may not redeem the Existing Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Existing Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price or $12.47 per common share. The redemption price is equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Existing Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Existing Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Existing Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

2021 Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)
The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

A portion of the Notes proceeds received were used to redeem 125,231 of the Existing Notes for total costs of $164.9 million. The total proceeds were allocated to the carrying value of the debt by $118.9 million and $41.8 million to equity reserves of these Notes, resulting with a loss on the settlement of debt of $4.6 million. 24,219 of the remaining Notes were converted to common shares by note holders at an adjusted conversion rate of 106.0528 common shares per $1,000 face value note, where $23.2 million were allocated to the carrying value of the debt and $4.1 million were transferred to share capital from equity reserves. Finally, 6,950 of the remaining notes were settled at par value with a payment in cash of $6.95 million; the cash paid was allocated to the carrying value of the debt by $6.6 million and $0.2 million to equity reserves. At December 31, 2021, the Existing Notes have been fully settled, with a remaining carrying value of $nil.

(b)     Revolving Credit Facility
On April 1, 2021, the Company renewed its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Nova Scotia and Bank of Montreal by extending the maturity date from May 10, 2021 to November 30, 2022 and reducing the credit limit from $75.0 million to $50.0 million. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at December 31, 2021, the applicable rates were 2.3% and 0.5625% per annum, respectively.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)

(b)     Revolving Credit Facility (continued)

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $30.0 million. As at December 31, 2021 and December 31, 2020, the Company was in compliance with these covenants.

21. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
21. LEASE LIABILITIES (continued)

The movement in lease liabilities during the year ended December 31, 2021 and year ended December 31, 2020 are comprised of the following:

	Finance Leases	Operating Leases(a)	Equipment Financing(b)	Total
Balance at December 31, 2019	$50	$18,951	$2,935	$21,936
Additions	—	2,494	—	2,494
Remeasurements	—	2,779	—	2,779
Finance costs	—	1,396	83	1,479
Repayments of principal	(50)	(5,353)	(2,303)	(7,706)
Payments of finance costs	—	—	(126)	(126)
Foreign exchange gain	—	(281)	—	(281)
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Acquisition of Jerritt Canyon (Note 4)	2,194	—	—	2,194
Additions	4,001	18,854	—	22,855
Remeasurements	—	2,031	—	2,031
Disposals	—	(150)	—	(150)
Finance costs	89	1,915	9	2,013
Repayments of principal	(942)	(7,824)	(521)	(9,287)
Payments of finance costs	(89)	—	(13)	(102)
Foreign exchange gain	—	(268)	—	(268)
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Statements of Financial Position Presentation
Current portion of lease liabilities	$—	$4,820	$538	$5,358
Non-current portion of lease liabilities	—	15,166	51	15,217
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Current portion of lease liabilities	$2,165	$9,596	$64	$11,825
Non-current portion of lease liabilities	3,088	24,948	—	28,036
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861

(a) Operating leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 3.35% to 11.20% per annum.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
21. LEASE LIABILITIES (continued)
(a) Operating leases (continued)
During the year ended December 31, 2021 and 2020, the amounts of lease payments recognized in the profit and loss are summarized as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Expenses relating to variable lease payments not included in the measurement of lease liability	$109,565	$25,560
Expenses relating to short-term leases	41,283	19,607
Expenses relating to low value leases	5	81
	$150,853	$45,248
(b) Equipment financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As of December 31, 2021 and year ended December 31, 2020, the Company was in compliance with these covenants.
As at December 31, 2021, the net book value of property, plant and equipment includes $2.0 million (December 31, 2020 - $1.9 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
22. DECOMMISSIONING LIABILITIES
The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2021 and 2020 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2019	$9,442	$4,971	$8,112	$—	$7,103	$4,337	$3,769	$2,178	$616	$40,528
Movements during the year:
Disposition of exploration project	—	—	—	—	—	—	—	(153)	—	(153)
Change in rehabilitation provision	4,527	1,191	2,049	—	1,240	830	772	217	59	10,885
Reclamation costs incurred	—	(55)	—	—	(81)	(20)	—	—	—	(156)
Interest or accretion expense	565	295	477	—	418	259	226	122	—	2,362
Foreign exchange loss	(475)	(252)	(415)	—	(359)	(216)	(190)	(86)	(2)	(1,995)
Balance at December 31, 2020	$14,059	$6,150	$10,223	$—	$8,321	$5,190	$4,577	$2,278	$673	$51,471
Movements during the year:
Acquisition of Jerritt Canyon	—	—	—	71,135	—	—	—	—	—	71,135
Change in rehabilitation provision	1,209	2,177	584	28,799	(1,435)	(900)	(565)	278	(137)	30,010
Reclamation costs incurred	—	—	—	(186)	(339)	(17)	(64)	—	—	(606)
Interest or accretion expense	715	313	521	642	424	264	234	115	—	3,228
Foreign exchange (loss) gain	(454)	(199)	(333)	—	(264)	(169)	(148)	(73)	9	(1,631)
Balance at December 31, 2021	$15,529	$8,441	$10,995	$100,390	$6,707	$4,368	$4,034	$2,598	$545	$153,607
A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company's mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 7.4% to 7.5% (2020 - 5.0% to 5.3%) for the respective estimated life of the operations. The inflation rate used is based on historical Mexican inflation rate of 4.2% (2020 - 3.9%).

At the Jerritt Canyon Gold Mine, the discount rate is a risk-free rate determined based on the US swap rates ranging between 1.5% to 1.6% for the estimated life of the mine. The inflation rate is based on historical US inflation rate of 2.15%. The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

At December 31, 2021, the reclamation and closure cost obligation for the Jerritt Canyon Gold Mine totaled $100.4 million. This obligation is secured through cash of $39.7 million (note 18(b)), a surety bond of $41.3 million held with the NDEP and two surety bonds totaling $11.2 million held with the United States Forest Services ("USFS") to support various reclamation obligation bonding requirements.

On November 2, 2021, the Company executed an agreement with the NDEP relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. The estimated costs are $17.6 million which are included in the decommissioning liabilities provision and would need to be funded by October 31, 2022.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Earnings before tax	$25,250	$29,729
Combined statutory tax rate	27%	27%
Income tax expense computed at statutory tax rate	6,818	8,027
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	4,962	(4,760)
Impact of foreign exchange on deferred income tax assets and liabilities	(1,419)	15,688
Change in unrecognized deferred income tax asset	14,100	(4,596)
7.5% mining royalty in Mexico	13,389	7,415
Other non-deductible expenses	15,491	758
Impact of inflationary adjustments	(13,504)	(1,317)
Change in tax provision estimates	(945)	10,387
Impact of divestitures and restructurings	102	(16,724)
Other	(8,821)	(8,236)
Income tax expense	$30,173	$6,642

Statements of Earnings Presentation
Current income tax expense	$49,283	$9,966
Deferred income tax recovery	(19,110)	(3,324)
Income tax expense	$30,173	$6,642
Effective tax rate	119%	22%

As at December 31, 2021 and 2020, the Company has the following income tax payable balances:

	Year Ended December 31,
	2021	2020
Current income tax payable	$27,980	$6,574
Non-current income tax payable	21,812	23,099
	$49,792	$29,673

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. INCOME TAXES (continued)
During the years ended December 31, 2021 and 2020, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2019	$126,472	$22,887	($100,504)	$8,845	$57,700
Benefit to statement of earnings	21,327	2,389	11,788	456	35,960
At December 31, 2020	$147,799	$25,276	($88,716)	$9,301	$93,660
Benefit (expense) to statement of earnings	29,196	16,467	(12,891)	4,667	37,439
Acquired from Jerritt Canyon	10,275	—	—	2,801	13,076
At December 31, 2021	$187,270	$41,743	($101,607)	$16,769	$144,175

Deferred tax liabilities		Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2019		$33,001	$4,429	$33,045	$70,475
Expense (Benefit) to statement of earnings		23,883	(113)	(18,311)	5,459
Reclassed to current income taxes payable		—	(2,245)	—	(2,245)
Charged to OCI		—	—	1,633	1,633
Divestiture of exploration projects		—	—	(2,577)	(2,577)
At December 31, 2020		$56,884	$2,071	$13,790	$72,745
Expense to statement of earnings		12,186	84	6,059	18,329
Reclassed to current income taxes payable		—	(1,549)	—	(1,549)
Acquired from Jerritt Canyon		123,578	—	—	123,578
Benefit to equity		—	—	9,843	9,843
Translation and other		—	—	(2,192)	(2,192)
At December 31, 2021		$192,648	$606	$27,500	$220,754

Statements of Financial Position Presentation
Deferred tax assets					$69,644
Deferred tax liabilities					48,729
At December 31, 2020					($20,915)
Deferred tax assets					$74,257
Deferred tax liabilities					150,836
At December 31, 2021					$76,579

At December 31, 2021, the Company recognized $74.3 million (2020 - $69.6 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2021 or 2020, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.
The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2021 was $334.0 million (2020 - $236.5 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 46

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
23. INCOME TAXES (continued)
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	Year Ended December 31,
	2021	2020
Non-capital losses	$239,175	$207,853
Capital losses	10,619	—
Accrued expenses	78,754	25,513
Mineral properties, plant and equipment	44,300	55,460
Other	17,578	6,897
	$390,426	$295,723
As at December 31, 2021 and 2020, the Company has available Canadian, US and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	US non-capital losses	Mexican non-capital losses	December 31, 2021	December 31, 2020
2022	$—	$—	$4,025	$4,025	$3,835
2023	—	—	2,052	2,052	3,878
2024	—	—	37,355	37,355	2,071
2025	—	—	41,286	41,286	34,964
2026	—	—	108,513	108,513	38,901
2027	—	—	11,579	11,579	104,044
2028	—	—	55,852	55,852	21,040
2029	—	—	75,381	75,381	57,809
2030	—	—	153,152	153,152	68,074
2031 and after	11,113	14,334	57,889	83,336	152,862
No expiry	—	66,578	—	66,578	—
Total	$11,113	$80,912	$547,084	$639,109	$487,478
Unrecognized losses	$11,113	$—	$243,180	$254,293	$199,775

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the years ended December 31, 2021 and 2020 is summarized in the consolidated statements of changes in equity.

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	4,225,000	$66,674	5,654,338	$67,896
Prospectus offering	—	—	5,000,000	58,240
	4,225,000	$66,674	10,654,338	$126,136

(1) In May 2021, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the year ended December 31, 2021, the Company sold 4,225,000 (2020 - 5,654,338) common shares of the Company under the ATM program at an average price of $16.24 (2020 - $12.31) for gross proceeds of $68.6 million (2020 - $69.6 million), or net proceeds of $66.7 million (2020 - $67.9 million) after costs. At December 31, 2021, the Company completed $68.6 million of the ATM program.
(b)Stock options
Under the terms of the Company’s 2019 Long-Term Incentive Plan ("LTIP"), the maximum number of shares reserved for issuance under the LTIP is 8% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2021:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	2,226,614	8.62	6.87	1,819,114	8.57	6.70
10.01 - 15.00	1,369,993	13.62	8.19	537,120	13.31	7.61
15.01 - 20.00	1,296,821	16.21	8.45	286,973	15.93	7.56
20.01 - 250.00	744,955	21.56	8.76	52,705	22.55	0.23
	5,638,383	13.29	7.80	2,695,912	10.57	6.85

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 48

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. SHARE CAPITAL (continued)

(b)Stock options (continued)
The movements in stock options issued during the years ended December 31, 2021 and 2020 are summarized as follows:

	Year Ended		Year Ended
	December 31, 2021		December 31, 2020
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	7,074,092	12.07	7,583,439	10.70
Granted	1,400,000	18.98	2,621,924	13.46
Exercised	(2,502,234)	10.87	(2,473,926)	7.50
Cancelled or expired	(333,475)	29.45	(657,345)	18.96
Balance, end of the year	5,638,383	13.29	7,074,092	12.07
During the year ended December 31, 2021, the aggregate fair value of stock options granted was $9.9 million (December 31, 2020 - $12.1 million), or a weighted average fair value of $7.04 per stock option granted (2020 - $4.63).

During the year ended December 31, 2021, total share-based payments expense related to stock options was $8.8 million (December 31, 2020 - $7.0 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2021	December 31, 2020
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.04	1.03
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.93	5.83
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.10%	—

The weighted average closing share price at date of exercise for the year ended December 31, 2021 was CAD$13.29 (December 31, 2020 - CAD$15.61).

(c) Restricted Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. SHARE CAPITAL (continued)

(c) Restricted Share Units (continued)

The following table summarizes the changes in RSU's for the year ended December 31, 2021 and the year ended December 31, 2020:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	184,483	15.66	128,944	10.36
Granted	312,991	17.19	211,192	15.72
Settled	(69,504)	15.79	(127,000)	10.32
Forfeited	(27,421)	16.56	(28,653)	15.93
Outstanding, end of the year	400,549	16.77	184,483	15.66

During the year ended December 31, 2021, total share-based payments expense related to RSU's was $1.9 million (December 31, 2020 - $0.8 million).

(d) Performance Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity.

The following table summarizes the changes in PSU's granted to employees and consultants for the year ended December 31, 2021 and the year ended December 31, 2020:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	109,035	15.62	—	—
Granted	184,050	17.15	122,575	15.65
Forfeited	(17,569)	16.56	(13,540)	15.93
Outstanding, end of the year	275,516	16.58	109,035	15.62

During the year ended December 31, 2021, total share-based payments expense related to PSU's was $1.2 million (year ended December 31, 2020 - $0.5 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 50

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
24. SHARE CAPITAL (continued)
(e)     Deferred Share Units
The Company adopted the 2019 LTIP to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"). Unless otherwise stated, the awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's in equity.

The following table summarizes the changes in DSU's granted to directors for the year ended December 31, 2021 and December 31, 2020:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	—	—	—	—
Granted	31,040	18.08	—	—
Settled	(5,855)	17.08	—	—
Outstanding, end of the year	25,185	18.31	—	—

During the year ended December 31, 2021, total share-based payments expense related to DSU's was $0.4 million (year ended December 31, 2020 - $nil).

(f)     Share Repurchase Program and Share Cancellation
The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2021.

The Company cancelled 6,913 shares pursuant to section 4.4 of the plan of arrangement between Primero Mining Corp. ("Primero") and the Company with an effective date of May 10, 2018 that states that any former shareholder of Primero who does not surrender their shares on the third anniversary of the effective date would cease the right to any of the Company's shares and as such would automatically be cancelled.

(g)     Dividend
The Company declared the following dividends during the year ended December 31, 2021:

Declaration Date	Record Date	Dividend per Common Share
May 6, 2021	May 17, 2021	$0.0045
August 16, 2021	August 26, 2021	$0.0060
November 4, 2021	November 17, 2021	$0.0049
March 10, 2022(1)	March 21, 2022	$0.0079
(1) These    dividends    were declared subsequent to the period end and have not been recognized as distributions to owners    during the     period presented.

25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 51

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)     Fair value and categories of financial instruments (continued)

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2021 and year ended December 31, 2020.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2021			December 31, 2020
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 14)	$26,486	$22,531	$3,955	$36,319	$30,996	$5,323

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

(b) Capital risk management

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 52

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31, 2021	December 31, 2020
Equity	$1,410,971	$850,236
Debt facilities	181,233	152,708
Lease liabilities	39,861	20,575
Less: cash and cash equivalents	(237,926)	(238,578)
	$1,394,139	$784,941

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20(b)) and lease liabilities (Note 21(b)). As at December 31, 2021 and December 31, 2020, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2021, VAT receivable was $47.1 million (December 31, 2020 - $56.9 million), of which $22.2 million (December 31, 2020 $16.5 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $22.0 million (December 31, 2020 - $37.9 million) relates to PEM. The SAT commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 53

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)
Liquidity Risk (continued)
The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2021 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$120,666	$120,666	$120,666	$—	$—	$—
Debt facilities	181,233	234,666	1,216	1,725	231,725	—
Lease liabilities	39,861	44,561	11,252	21,312	10,752	1,245
Other liabilities	5,797	5,797	—	—	—	5,797
	$347,557	$405,690	$133,134	$23,037	$242,477	$7,042

At December 31, 2021, the Company had working capital of $224.4 million (December 31, 2020 – $254.4 million). Total available liquidity at December 31, 2021 was $274.4 million, including $50.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2021
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Trade and other receivables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$52,978	$12,574	$—	$7,644	($3,547)	$90	$69,739	$6,974
Mexican peso	36,575	48,010	42,979	—	(47,023)	—	80,541	8,054
	$89,553	$60,584	$42,979	$7,644	($50,570)	$90	$150,280	$15,028

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the year ended December 31, 2021, the Company had an unrealized loss of $nil (2020 - realized loss of $11.5 million) on fair value adjustments to its foreign currency derivatives. As at December 31, 2021, the Company does not hold any foreign currency derivatives (2020 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 54

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
Commodity Price Risk (continued)

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,217	$571	$2,788
	$2,217	$571	$2,788

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2021, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2021, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

26. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2021	2020
Other adjustments to investing activities:
Purchase of marketable securities	($3,522)	($1,522)
Proceeds from disposal of marketable securities	2,564	664
Cash received on settlement of derivatives	533	2,079
	($425)	$1,221
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables	($3,386)	$24
Decrease (increase) in value added taxes receivable	9,839	(27,525)
Increase in inventories	(8,956)	(4,288)
Increase in prepaid expenses and other	(903)	(692)
Decrease (increase) in income taxes payable	3,332	(1,115)
Increase in trade and other payables	16,580	10,765
Increase in restricted cash (Note 18(b))	(48,010)	—
	($31,504)	($22,831)
Non-cash investing and financing activities:
Acquisition of Jerritt Canyon (Note 4)	$466,300	$—
Transfer of share-based payments reserve upon settlement of RSU's	963	992
Transfer of share-based payments reserve upon exercise of options	8,643	5,903
Acquisition of mining interests	(3,750)	(8,179)
Assets acquired by finance lease	(4,001)	—
Conversion to common shares upon settlement of the convertible note	(23,230)	—
	$444,925	($1,284)
As at December 31, 2021, cash and cash equivalents include $6.4 million (December 31, 2020 - $6.4 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 55

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

(b) Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell to WPMI all the silver produced from the San Dimas mine, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1%.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received on October 4, 2012, an Advance Pricing Agreement (“APA”) from the SAT for taxation years 2010 to 2014. The APA confirmed that the PEM Realized Price could be used as Primero’s basis for calculating taxes owed by PEM for the silver sold under the Old Stream Agreement. The purpose of the APA was to have SAT provide tax certainty and as a result Primero and PEM made significant investments in Mexico based on that certainty.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim did not identify any alternative basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $239.0 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.3 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include determining revenue on the sale based on the silver spot market price, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 56

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals breach international obligations regarding double taxation treaties, and also that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings against the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in Note 18(b)3 of the audited financial statements.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which remain unresolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”). The Company believes that the actions of the SAT are neither fair nor equitable, are discriminatory against the Company as a foreign investor, amount to a denial of justice under international law, and furthermore violate various provisions of the Federal Constitution of the United Mexican States, Mexican domestic law, and Mexican court precedents.

On May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent commenced a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts. However, due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 57

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
If the SAT were to be successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver pursuant to the Old Stream Agreement for 2010 through 2014. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $228.5 million (4,703 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V., the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.6 million (155.4 million MXN) and $6.2 million (126.6 million MXN), respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2021, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 58

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)
28. SUBSIDIARIES
The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2021 and 2020 as follows:

Name of subsidiary	Operations and Projects	Location	2021 % Ownership	2020 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Jerritt Canyon Canada Ltd.	Holding company	Canada	100%	—%
Jerritt Canyon Gold LLC	Jerritt Canyon Gold Mine	United States	100%	—%
FM Metal Trading (Barbados) Inc.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

29. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2021	2020
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$868	$803
Other members of key management	3,790	3,937
Share-based payments
Independent members of the Board of Directors	769	402
Other members of key management	3,661	2,646
	$9,088	$7,788

30. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend
On March 9, 2022, the Company's board of directors approved its quarterly common share dividend of $0.0079 per share, payable on and after April 4, 2022, to common shareholders of record at the close of business on March 21, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the year ended December 31, 2021.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2021 Annual Report	Page 59